PEARSON

PEARSON PLC

RECEIVED

2006 JUL -6 P 2:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014931

26 June 2006

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

8 June	***Block listing of shares***
14 June	***Leman Brothers New York media conference***
15 June	***Change in interest in shares***
22 June	***Change in interest in shares***
22 June	***FT.com appoints new Publisher and Managing Editor***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dw 7/6

H:\AbrahamC\CA\ADR.SEC.doc

Block listing of shares
08 June 2006

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Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 260,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 260,000 shares to be issued under the Worldwide Save For Shares Plan.

Lehman Brothers New York media conference

14 June 2006

Pearson made a presentation on its education strategy and recent bolt-on acquisitions at the Lehman Brothers media conference.

The presenters were: Robin Freestone, CFO; Steve Dowling, President and CEO, Pearson School Companies; Doug Kubach, President and CEO, US Assessment & Testing; Will Ethridge, President and CEO, Higher Education, International and Professional; and Jim Behnke, Chief Publishing Officer for Higher Education.

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Change in interest in shares

15 June 2006

Change in interest in shares

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

15 June 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 599014

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 15 June 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Barclays PLC, which equals 24,894,291 shares, now represents 3.09% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Stephen Jones
Deputy Secretary

LEGAL ENTITY REPORT

PEARSON **SEDOL : 0677608**

As at 12 June 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 24,894,291 ORD GBP0.2. representing 3.09 % of the issued share capital of 804,512,879 units

Legal Entity	Holding	Percentage Held
Barclays Global Fund Advisors	2,532,091	.3147
Barclays Global Investors Australia Ltd	71,723	.0089
Barclays Global Investors Canada Ltd	50,847	.0063
Barclays Global Investors Japan Trust &	903,016	.1122
Gerrard Ltd	2,016,554	.2507
Barclays Global Investors Ltd	7,513,887	.9340
Barclays Capital Securities Ltd	3,316,938	.4123
Barclays Life Assurance Co Ltd	1,067,601	.1327
Barclays Global Investors Japan Ltd	80,311	.0100
Barclays Global Investors, N.A.	5,897,439	.7330
Barclays Bank Trust Company Ltd	39,932	.0050
Barclays Private Bank and Trust Ltd	36,891	.0046
Barclays Capital Inc	1,359,947	.1690
Barclays Private Bank and Trust Ltd	2,000	.0002
Barclays Private Bank Ltd	5,114	.0006
Group Holding	**24,894,291**	**3.0942**

REGISTERED HOLDERS REPORT

PEARSON **SEDOL: 0677608**

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GI representing 3.09 % of the issued share capital of 804,512,879 units.

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		56,187
BARCLAYS CAPITAL NOMINEES LIMITED		1,482,079
BARCLAYS CAPITAL NOMINEES LIMITED		743,752
BARCLAYS CAPITAL NOMINEES LIMITED		242,247
Barclays Capital Securities Ltd.		1,117,700
Barclays Capital Securities Ltd.		1,091,107
Barclays Global Investors Canada		50,847
Barclays Trust Co & Others		485
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		2,672
Barclays Trust Co DMC69 C 000000000000000000		19,808
Barclays Trust Co E99 C 000000000000000000		84
Barclays Trust Co R69 C 000000000000000000		16,883
CHASE NOMINEES LTD	16376	389,562
CHASE NOMINEES LTD	28270	256,206
Clydesdale Nominees HGB0125	00049699401	1,833
Clydesdale Nominees HGB0125	00069326901	4,000
Clydesdale Nominees HGB0125	00069447801	19,000
Clydesdale Nominees HGB0125	00070331001	1,150
Clydesdale Nominees HGB0125	00120142001	10,000
Clydesdale Nominees HGB0225	00120146302	908
Gerrard Nominees Limited	602698	445
Gerrard Nominees Limited	617906	1,590
Gerrard Nominees Limited	633484	445
Gerrard Nominees Limited	635860	1,000
Gerrard Nominees Limited	637739	584
Gerrard Nominees Limited	643975	2,000

REGISTERED HOLDERS REPORT

PEARSON **SEDOL: 0677608**

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GE representing 3.09 % of the issued share capital of 804,512,879 units.

Registered Holder	Account Designation	Holding
Gerrard Nominees Limited	654151	1,800
Gerrard Nominees Limited	660574	300
Greig Middleton Nominees Limited (GM1)		68,111
INVESTORS BANK AND TRUST CO.		100,670
INVESTORS BANK AND TRUST CO.		12,687
INVESTORS BANK AND TRUST CO.		4,113,729
INVESTORS BANK AND TRUST CO.		5,816
INVESTORS BANK AND TRUST CO.		246,036
INVESTORS BANK AND TRUST CO.		22,945
INVESTORS BANK AND TRUST CO.		2,080,344
INVESTORS BANK AND TRUST CO.		182,766
INVESTORS BANK AND TRUST CO.		824,592
INVESTORS BANK AND TRUST CO.		26,393
INVESTORS BANK AND TRUST CO.		51,450
INVESTORS BANK AND TRUST CO.		75,096
INVESTORS BANK AND TRUST CO.		134,905
JP MORGAN (BGI CUSTODY)	16331	209,855
JP MORGAN (BGI CUSTODY)	16338	47,611
JP MORGAN (BGI CUSTODY)	16341	439,477
JP MORGAN (BGI CUSTODY)	16342	100,640
JP MORGAN (BGI CUSTODY)	16400	7,087,757
JP MORGAN (BGI CUSTODY)	17011	13,812
JP MORGAN (BGI CUSTODY)	18408	36,568
JPMORGAN CHASE BANK		26,168
JPMorgan Chase Bank		85,827
JPMORGAN CHASE BANK		71,723

REGISTERED HOLDERS REPORT

PEARSON **SEDOL: 0677608**

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GE representing 3.09 % of the issued share capital of 804,512,879 units.

Registered Holder	Account Designation	Holding
JPMorgan Chase Bank		2,591
JPMorgan Chase Bank		8,199
JPMorgan Chase Bank		7,651
JPMorgan Chase Bank		48,365
JPMorgan Chase Bank		22,646
JPMorgan Chase Bank		82,935
JPMorgan Chase Bank		115,216
JPMorgan Chase Bank		6,547
JPMorgan Chase Bank		107,846
JPMorgan Chase Bank		39,715
JPMorgan Chase Bank		434,633
Mellon Trust - US CUSTODIAN /		55,139
Mitsui Asset		13,048
R C Greig Nominees Limited		1,060,332
R C Greig Nominees Limited a/c AK1		465,441
R C Greig Nominees Limited a/c BL1		115,763
R C Greig Nominees Limited a/c CM1		66,413
R C Greig Nominees Limited GP1		150,405
R C Greig Nominees Limited GP1	234092	750
R C Greig Nominees Limited SA1		81,175
Reflex Nominees Limited		2,000
STATE STREET BANK AND TRUST CO		675
STATE STREET BOSTON		413,932
Trust & Custody Services Bank		7,477
Trust & Custody Services Bank		631
ZEBAN NOMINEES LIMITED		5,114

REGISTERED HOLDERS REPORT

PEARSON **SEDOL: 0677608**

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GE representing 3.09 % of the issued share capital of 804,512,879 units.

Registered Holder	Account Designation	Holding
		Total 24,894,291

Change in interest in shares
22 June 2006

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

22 June 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 081154

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 22 June 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Barclays PLC has been reduced and now represents less than 3% of the issued ordinary share capital of Pearson plc.

I attach correspondence from them to this effect.

Yours faithfully

S. Jones

Stephen Jones
Deputy Secretary

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

20 June 2006

The Company Secretary
Pearson Plc
80 Strand
London
WC2R 0RL

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 14 June 2006 Barclays PLC has a notifiable interest of 2.88% in the capital of your Company.

According to our records your Company's Issued Share Capital is 804,517,644. If this is incorrect please let me know.

If you have any queries relating to this letter please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

FT.com Appoints New Publisher and Managing Editor

22 June 2006

London - The Financial Times today announces the appointment of Ien Cheng as the new Publisher and Managing Editor of FT.com.

Ien Cheng is currently Publisher of FT Chinese.com (www.ftchinese.com), the leading international business website in China with over 450,000 registered users and 5 million monthly page views. He launched and designed the site, and has full commercial and operational responsibility for it. He will move to London to take up his new role in August.

Ien Cheng began his Pearson career working with Pearson Broadband before moving to the FT's editorial team, reporting for the newspaper and leading product development projects in New York and Hong Kong.

He will report to John Ridding, Chief Executive of the FT, and sit on the FT management board. On editorial issues, Ien will report to Lionel Barber, Editor of the Financial Times working closely with him and James Montgomery, Editor of FT.com

John Ridding, Chief Executive of the FT commented: "The development of FT.com is a priority for us, and we must be leaders in international business news and analysis online, as well as in print. Ien is the right person to lead FT.com to the next stage of its development and I'm delighted to appoint him to this hugely important role. "

Ien Cheng commented: "I'm thrilled at the opportunity to run FT.com. These are exciting times for digital media and FT.com is well placed to make the most of the many opportunities presented in the digital era."

Nigel Pocklington, currently Director of Online Publishing and the commercial head of FT.com, is moving to an FT Group strategy role.

For further information

Joanna Manning-Cooper:
020 7873 4447 / 07753 811353
Biography of Ien Cheng available on request.

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the

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newspaper is printed in 23 cities across the globe, has a daily circulation of over 446,880 and a readership of more than 1.4 million people worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.5 million unique monthly users (ABC electronic figures March 06), generating 41 million page views and has 84,000 subscribers. FT.com broke even in December 2002.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.